SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Cyclerion Therapeutics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

23255M105

(CUSIP Number)

Peter M. Hecht

c/o Cyclerion Therapeutics, Inc.

245 First Street, 18th Floor

Cambridge, MA 02142

(857) 327-8778

Copies to:

Stanley Keller

Locke Lord LLP

111 Huntington Avenue, 9th Floor

Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Peter M. Hecht
2	check the appropriate box if a member of a group (a) ☐ (b) ☐
3	sec use only
4	source of funds PF, OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
	7	sole voting power 4,200,052
number of shares beneficially owned by each reporting person with	8	shared voting power 0
	9	sole dispositive power 4,200,052
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 4,200,052
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 9.2%
14	type or report person IN

Schedule 13D

This Amendment No. 2 (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission by Peter M. Hecht (the “Reporting Person”) on May 14, 2021, as amended by Amendment No. 1 filed June 7, 2021 (the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock, no par value (the “Common Stock”) of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Percentages in this Amendment are based on 43,494,184 shares outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby supplemented by adding the following:

On November 20, 2022, a newly-formed private company (the “Proposing Company”), in which the Reporting Person may have or may acquire an interest, submitted a proposal to the Issuer to purchase the CNS assets, including CY6463 and CY3018, of the Issuer for an up-front cash payment, the assumption of liabilities arising out of the CNS assets and ongoing royalty payments based on sales of CY6463 and CY3018 (the “Proposal”). The Proposing Company is awaiting a response to the Proposal from the Issuer.

The Reporting Person believes that the Proposal would permit the uninterrupted development of the CNS assets, with the Issuer having an interest in any future success in the development of the CNS assets through royalty payments under the Proposal without the Issuer’s own funding risk and without the Issuer having to bear the costs of development. In addition, the Issuer would receive an upfront cash payment for it to use in the development of its retained assets.

The Reporting Person does not plan to make further filings unless and until there is a definitive understanding to report.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Person beneficially owns an aggregate of 4,200,052 shares of Common Stock, representing (i) 2,047,698 shares of Common Stock held directly and (ii) an additional 2,152,354 shares of Common Stock that underlie stock options that are currently exercisable or will be exercisable within 60 days of the filing date of this Amendment. Share numbers are estimated based on the monthly vesting schedule of certain of the Reporting Person’s stock options.

(b)       The information in Items 7 through 10 of the cover page is incorporated by reference into this Item 5(b).

(c)       The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) - (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 21, 2022

PETER M. HECHT

/s/ Peter M. Hecht